
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

MW Fitness Holdings, LLC

Legal status of Issuer:

> ***Form:***

> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

> ***Date of Organization:***

> January 13, 2017

Physical Address of Issuer:

7700 Windrose Avenue, #G300, Plano, TX 75024, United States

Website of Issuer:

https://mayweatherfitnessholdings.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering or (B) a cash fee of forty thousand dollars ($40,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one-half of one percent (0.50%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 4, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

29

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$11,933,364	$4,763,813
Cash & Cash Equivalents	$1,081,166	$1,602,348
Accounts Receivable	$1,299,011	$751,358
Current Liabilities	$4,856,106	$5,673,910
Long-Term Liabilities	$8,682,238	$7,923,049
Revenues/Sales	$10,225,848	$12,430,106
Cost of Goods Sold*	$4,638,409	$8,009,570
Taxes Paid	$0	$0
Net Income/(Loss)	$(3,291,093)	$(3,715,119)

*Cost of Revenue

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

MW Fitness Holdings, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein, including all Exhibits and the Deal Page, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "could," "will," "going to," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein, including all Exhibits and the Deal Page, are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $250,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 4, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/mayweather (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of Equity Securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of units of Equity Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $75,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of units of Equity Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor shall receive from the Issuer a number of Common Interests of the Issuer equal to the Purchase Amount divided by the quotient of (a) $75,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) units of Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full after paying any priority obligations (including, for the avoidance of doubt, any preferred equity holders, debt holders or other creditors), then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of managers, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States

or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive from the Issuer a number of Common Interests equal to the Purchase Amount divided by the First Equity Financing Price. Common Interests granted in connection therewith shall not have any liquidation rights or preferences.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of managers (or board of directors if the Issuer becomes a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Equity Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer and its members are subject to a Third Amended and Restated Limited Liability Company Agreement, dated as of September 29, 2022 (the "Amended Operating Agreement"). Among other things, the Amended Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) pre-emptive rights to major

investors; (iii) management, including the Board of Managers composition and rights to board seats; (iv) voting rights; (v) consents required to use certain licenses and trademarks; (vi) actions requiring consent of members; (vii) allocations and distributions amongst members; (viii) transferability; and (ix) right of first refusal, right of co-sale and drag-along rights for specified members.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering or (B) a cash fee of forty thousand dollars ($40,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one-half of one percent (0.50%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one-half of one percent (0.50%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. We have incurred operating losses in each year since our formation in 2017 and there can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

Our business and results of operations were and are still being impacted by the COVID-19 pandemic. A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. Also, our level of indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.

If we are unable to anticipate and satisfy consumer preferences and shifting views of health, fitness and wellness, our business may be adversely affected.

Our success depends on our ability to identify and originate trends, as well as to anticipate and react to changing consumer preferences and demands relating to health, fitness and wellness, in a timely manner. Our business is subject to changing consumer preferences and trends that cannot be predicted with certainty. Developments or shifts in research or public opinion on the types of health, fitness and wellness services our brands provide could negatively impact consumers' preferences for such services and negatively impact our business. If we are unable to introduce new or enhanced offerings in a timely manner, or if our new or enhanced offerings are not accepted by consumers, our competitors may introduce similar offerings faster than us, which could negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of health, fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these shifts. Failure to anticipate and respond in a timely manner to changing consumer preferences and demands could lead to, among other things, lower revenue at our franchised studios and, therefore, lower revenue from royalties and lower revenue from fewer new franchisees signing up and paying us franchise fees and furniture, fixture and equipment payments. Even if we are successful in anticipating consumer preferences and demands, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced offerings may require significant time and financial investment, which could result in increased costs and a reduction in our operating margins.

Our franchise business may not maintain or grow revenues which could impact our results of operations.

The Issuer's franchise business may be impacted due to changes in consumer tastes and market conditions, among other factors. While the systemwide revenue for the combined franchise locations (which is the sum of all of the revenue that the unaffiliated franchise locations achieve from their memberships, personal training and merchandise) is expected to increase from 2022 to 2023, the Issuer expects its own revenues for 2023 from its franchise business to be substantially lower than 2022 revenues. This drop in revenues is due to a variety of factors, including market conditions, inflation, interest rates, increased digital advertising costs for franchise sales, as well as the Issuer increasing its own qualification requirements for its new franchisees (and therefore reducing the pool of potentially qualified candidates). As such, the Issuer has been setting the foundation for its new business ventures, which the Issuer anticipates will create substantial new value, while also anticipating that they will help to support growth in the Issuer's franchise business. Our historical corporate revenue growth and our historic franchise system-wide revenue growth should not be considered indicative of our future performance. Future revenue growth is subject to many risks and uncertainties and our future revenue may decline further. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including market acceptance of our and franchisees' services and products, the need to increase sales at existing studios, opening new studios, increasing competition and increasing expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks. All of our current revenue comes from our franchise business. As a result, our financial results are largely dependent upon the operational and financial results of franchisees. We would be unable to successfully implement our growth strategy without the participation of franchisees. The failure of franchisees would adversely affect our business, results of operations, cash flows, financial condition and brand reputation. There can be no assurance that the Issuer will be able to maintain or grow revenues for its franchise business. If the Issuer is unable to maintain or grow this business, it could have a material impact to the Issuer's financial operations.

Our franchise business operates in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

Our franchise services are offered in a highly competitive market. We face significant competition in every aspect of our franchise business, including other fitness studios, personal trainers, health and fitness clubs, at-home fitness equipment, online fitness services and health and wellness apps. We also compete to sell franchises to potential franchisees who may choose to purchase franchises in boutique fitness from other operators, or franchises in other industries. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced services and products that compete with ours and as the industry continues to shift towards more online offerings.

If franchisees are not successful, and we are unable to continue to open new franchisee locations at the same historical pace, it could harm our image and reputation and materially impact our future sales growth and revenues adversely.

As of the date of this Form C, a total of ten Mayweather Boxing + Fitness studios have permanently closed since our first franchise opened in 2019. Further, a total of seven KickHouse locations have permanently closed since the brand started franchising in 2020 (which includes closures both prior to and after the Issuer acquired KickHouse). While both of these brands have closed fewer locations than several of our competitors, more studios may continue to close, and our image and reputation, and the image and reputation of other franchisees, may suffer materially. This could result in significant declines to system-wide sales, as well as reduced growth in the opening of new franchisee locations, and reductions in new franchise fees, furniture, fixture and equipment sales versus our historical results. Also, the number of new studios that actually open in the future may also differ materially from the number of studios that have opened historically. Moreover, the system-wide revenue growth is also expected to grow more slowly than historically. Additionally, increasing the number of franchisee locations will depend in part on the success of our advertising and promotion of new and existing products and consumer acceptance. We cannot make assurances that our advertising and promotional efforts will in fact be successful. If our franchisee locations are not successful, and we are unable to open new franchisee locations at the same historical pace, it could harm our image and reputation and materially impact our sales growth and revenues adversely. .

Our independent franchisees could take actions that could harm our business.

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees; however, franchisees operate their locations as independent businesses. Consequently, the quality of franchised locations and their operations may be diminished by any number of factors beyond our control. Further, our, and our franchisees', marketing efforts may not be successful in attracting customers to studios, and customer engagement and retention may materially decline over time. Moreover, franchisees may not be able to recruit, hire and train qualified managers and other personnel and we cannot be certain that franchisees will have the business acumen or financial resources necessary to operate successful franchises. Additionally, franchisees may never achieve sustained profitability. Accordingly, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly, if our franchisees do not operate successfully.

The franchise industry is highly regulated.

We are subject to regulation in every state that we sell and open franchise locations in, and failure to comply with applicable regulatory requirements may adversely affect our business, financial condition and results of operations. In particular, the laws and regulations governing franchised businesses are extremely complex and in some instances there are no clear regulatory or judicial interpretations of these laws and regulations, which increase the risk that we may be found to be in violation of these laws. Our failure to comply with such laws may result in a franchisee's right to rescind its franchise agreement and damages and may result in investigations or actions from federal or state franchise authorities, civil fines or penalties, stop orders, fines, damages and our inability to enforce franchise agreements where we have violated such laws, among other remedies. Our non-compliance with franchise sales laws or franchise relationship laws could result in our liability to franchisees and regulatory authorities as described above, our inability to enforce our franchise agreements, inability to sell licenses and a reduction in our anticipated franchise revenue, which in turn may materially and adversely affect our business, results of operations, cash flows and financial condition. Furthermore, we may have disputes with franchisees that could damage the image of our brands, our reputation and our relationships with franchisees. We could also become subject to class action or other lawsuits related to the above-described or different matters in the future.

We and franchisees are subject to a variety of litigation risks, including, but not limited to, customer claims, personal injury claims, harassment claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of franchisees' employees, landlord/tenant disputes, intellectual property claims, gift card claims, employee allegations of improper termination and discrimination, claims related to violations of the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Occupational Safety and Health Act and other employment-related laws. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims, or any adverse publicity resulting from such claims, could adversely affect our business, reputation, results of operations, cash flows and financial condition.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify, make temporarily unavailable or stop offering or selling certain services or products, all of which could negatively affect our sales and revenue growth. In particular, any allegations of fraud could temporarily prevent us from offering or selling franchises in certain states for a period of time.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. For example, the new product categories (which are all products other than the Issuer's franchise business) that are listed on our Deal Page are conceptual only and are not indicative of what the new products or new business lines might look like that the Issuer launches. We may not ever be able to launch any new products or services and/or we may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance, due to our unfamiliarity with those markets. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers (including our franchisees), particularly in regards to suppliers of furniture, fixtures and equipment for our franchise locations, and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our and our customers requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey

competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Additionally, Floyd Mayweather, Jr., the Issuer's Co-Founder, has currently granted to the Issuer the license rights to develop, operate, license, franchise, market and sell health, wellness and fitness products, services, content and technologies, including, but not limited to, fitness clubs under the "Mayweather" Brand (the "License Agreement"). The Company does not have the right to develop any businesses under the Mayweather brand in any categories other than health, wellness and fitness (the "IP Categories"). The Company cannot guarantee that Floyd Mayweather, Jr. will not change or reduce the IP Categories or change the terms, or the exclusive nature, of the License Agreement. Further, Floyd Mayweather, Jr. may (i) start or participate in other businesses; (ii) license his intellectual property to other businesses; and/or (iii) endorse other businesses, each of which may be competitive with the Issuer's businesses and/or interests. If any of the above were to occur, it could have an adverse effect on the Issuer and its results of operations.

The Issuer's success depends on the experience and skill of its board of managers, executive officers and key personnel.

We are dependent on our board of managers, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of managers, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people which would assist it with operating the business after death or disability.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals to assist in operating the Issuer's business in the event of their death or disability (except for a policy related to the Issuer's Revenue and Loan Agreement which pays the lender directly, and not the Issuer, in the event of a key person's death or disability). Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Floyd Mayweather, Jr. has not reviewed or endorsed the Offering or the Deal Page.

Floyd Mayweather, Jr. is the Co-Founder of the Issuer and the face of the brand. However, he is not involved in the day-to-day business of the Issuer nor is he an executive officer. As such, Floyd Mayweather, Jr. has not reviewed the terms of the Offering or the Deal Page and is not endorsing the Offering or its merits. He is promoting only the general concept of Mayweather-branded businesses under the Issuer and is not making any legal or other representations as to the Issuer or its financial performance. As such, any statements made by Floyd Mayweather, Jr. should be viewed in light of the Risk Factors and Cautionary Statements for forward-looking statements disclosed herein, along with unknown risks, uncertainties and other factors that may materially and adversely affect the Issuer.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract

and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. In particular, our business relies on the name and image of Floyd Mayweather, Jr., the Co-Founder of the Issuer. Any incident that erodes consumer loyalty for our brand or our Founders could significantly reduce its and their value and damage our business by impacting results of operations, cash flows and financial condition. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business, including those of our franchisees, requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we or our franchisees maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our and our franchisee's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our or our franchisee's information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in costly fines, legal claims or proceedings and our reputation and business could be materially and adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. In particular, we are subject to state franchising rules and regulations regarding the sale and opening of franchised locations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer

which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering or (B) a cash fee of forty thousand dollars ($40,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

A majority of the Issuer is owned by the Co-Founders and they will exercise voting control.

Prior to the Offering, the Co-Founders beneficially own a majority of the Issuer. Subject to any fiduciary duties owed to our other members or investors under Delaware law, these Co-Founders may be able to exercise significant influence over matters requiring member approval, including the election of managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. Further, Floyd Mayweather, Jr. holds certain consent rights for specified matters which the Issuer may undertake in the future. As

such, some or all of these Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, these Co-Founders could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of units of Series B-CF Preferred Interests and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the

Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, distribution rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

MW Fitness Holdings, LLC is the portfolio holding company for fitness businesses branded around Floyd Mayweather, Jr. The first business is a brick and mortar franchise fitness company called Mayweather Boxing + Fitness Boxing. In 2022, the Issuer also acquired the KickHouse brick and mortar franchise kickboxing studio business. The Issuer is planning in the future to launch a Mayweather nutritional supplements business along with Mayweather virtual reality boxing, among other businesses.

The Issuer is a Delaware corporation formed on January 13, 2017. The Issuer is headquartered and qualified to conduct business in Texas and is qualified to conduct business in California and Virginia. The Issuer sells its products and services throughout the United States and will sell certain of its products over the Internet. Additionally, the Issuer intends to expand internationally in the future.

The Issuer conducts its business through the following wholly-owned subsidiaries: (a) MW Fitness Management, LLC, a Delaware limited liability company formed on October 20, 2020, which provides franchisee support and holds all of the corporate employees; (b) Kickhouse Holdings LLC, a Delaware limited liability company formed on July 14, 2020 (formerly named KickHouse Fitness LLC, which changed its name to KickHouse Holdings LLC on December 31, 2022), which operates the KickHouse franchise business (including through its wholly-owned subsidiary, KickHouse Franchise Holdings International LLC, a Delaware limited liability company formed on January 3, 2023); (c) MW Fitness Distribution, LLC, a Delaware limited liability company formed on July 6, 2018, which provides equipment and products to our franchisees; (d) MW Franchise Holdings International, LLC, a Delaware limited liability company formed on April 16, 2018, which handles U.S. franchising; (e) MW Operations, LLC, a Delaware limited liability company formed on August 13, 2021, which provides studio management for several studios, including (i) KH C I, LLC, a Delaware limited liability company formed on January 26, 2023 which formerly operated a KickHouse McKinney, Texas studio; (ii) MBF C I, a Delaware limited liability company formed on August 13, 2021, which formerly operated a Mayweather studio in Largo, Florida, and which currently is guarantor for the lease of such studio; (iii) MBF C II, a Delaware limited liability company formed on August 13, 2021, operating a Virginia studio; and (iv) MBF C III, a Delaware limited liability company formed on February 1, 2023, formed to

operate a studio but which is not yet operating; (f) MW Fitness Canada, LLC, a Delaware limited liability company formed on July 30, 2020, which handles Canadian franchising; (g) MW Digital Holdings, LLC, a Delaware limited liability company formed on December 11, 2020, which provides digital products and services; (h) MW Fitness Technology, LLC, a Delaware limited liability company formed on October 29, 2021, which provides technology products and services; (i) MW Venture Holdings, LLC, a Delaware limited liability company formed on September 21, 2022, which is a holding company to develop new businesses under the Mayweather brand in health, wellness and fitness; (j) MW International Franchising, LLC, a Delaware limited liability company formed on February 22, 2021, which handles non-U.S. franchising; (k) MW Media, LLC, a Delaware limited liability company formed on March 2, 2022, which conducts sponsorship and promotional activities; (l) MW Merchandising, LLC, a Delaware limited liability company formed on December 14, 2020, which plans to supply branded apparel and merchandise to the general public; and (m) First Alpha, LLC, a California limited liability company formed on October 26, 2017, which formerly operated the company-owned Mayweather Boxing + Fitness studio in Los Angeles, CA.

Business Plan

The Issuer plans to significantly expand its business by increasing sales and marketing, building its infrastructure and investing in technology and product development. The capital we raise here will empower us to increase sales and marketing efforts, grow out our infrastructure, expand our product development and provide additional working capital as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Mayweather Boxing + Fitness	High energy, fun and inclusive group fitness studio	Franchises throughout the U.S.
KickHouse Fitness	Modern kickboxing studio	Franchises throughout the U.S.

The Issuer intends to launch two new businesses in 2024: (a) Mayweather Nutritional Supplements and (b) Mayweather Virtual Reality boxing game. Additionally, the Issuer is represented by global licensing agency IMG, and intends to develop a series of licensed consumer products under the Mayweather brand in fitness.

Competition

The markets in which our products are sold are highly competitive.

In the fitness studio business we compete against other boutique fitness franchises, both as competition for potential franchisees, as well as competition for members. On the franchise side, competition may also include other franchise concepts outside of the fitness industry.

Key competitors include F45 Training, I Love Kickboxing, 9Round, Rumble Boxing, RockBox, CycleBar and Orangetheory Fitness, among others.

Customer Base

Our franchisees are typically entrepreneurs and small business owners who are looking to build the next chapter in their business journeys. These franchisees typically have a net worth of at least $500,000 and liquid cash of $150,000. Lastly, these customers are seeking the benefits of a franchise system and the ability to leverage the benefit of a well-known brand, together with the infrastructure and support system that the Issuer provides.

The customers of our franchise gyms are fitness-focused people typically with a minimum $80,000 of household income, and often higher. These customers typically are health-focused and like the personal touch of a boutique fitness gym more so than traditional big box gyms, with the motivation and accountability of an instructor leading them through our group classes. They feel connected and passionate about being part of the Mayweather brand through our engaging and effective workout experience that includes both live instructors and smart screens of Floyd Mayweather, Jr. taking members through boxing workouts.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, particularly in regards to suppliers of furniture, fixtures, equipment and customer relationship management for its franchise locations, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,391,208*	"Kick House"	Standard Character Mark	July 22, 2020	June 15, 2021	USA
5712335**	"Interlocking Diamonds"	Design Only	February 16, 2018	April 2, 2019	USA
97338922**	"Mayweather Boxing + Fitness"	Standard Character Mark	March 30, 2022	Pending	USA
97338676**	"Hard Work. Dedication."	Standard Character Mark	March 30, 2022	Pending	USA
97338701**	"A True Champion Will Fight Through Anything"	Standard Character Mark	March 30, 2022	Pending	USA

*Owned by KickHouse Holdings, LLC.
**Owned by MW Fitness Holdings, LLC

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Additionally, Floyd Mayweather, Jr., the Issuer's Co-Founder, has currently granted to the Issuer the license rights to develop, operate, license, franchise, market and sell health, wellness and fitness products, services, content and technologies, including, but not limited to, fitness clubs under the "Mayweather" Brand (the "License Agreement"). The Company does not have the rights to develop any businesses under the Mayweather brand in any categories other than health, wellness and fitness (the "IP Categories"). The Company cannot guarantee that Floyd Mayweather, Jr. will not change or reduce the IP Categories or change the terms, or the exclusive nature, of the License Agreement. Further, Floyd Mayweather, Jr. may (i) start or participate in other businesses; (ii) license his intellectual property to other businesses; and/or (iii) endorse other businesses, each of which may be competitive with the Issuer's businesses and/or interests. If any of the above were to occur, it could have an adverse effect on the Issuer and its results of operations.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, we are subject to state franchising rules and regulations regarding the sale and opening of franchised locations. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation. The Issuer has received a notice of a dispute regarding initial fees paid for the master franchise rights of Mayweather Boxing + Fitness in the United Arab Emirates. Currently, the various parties involved are in amicable discussions to resolve the matter. However, there is no guarantee that any resolution may be achieved.

On November 29, 2018, Floyd Mayweather, Jr., the Issuer's Co-Founder, entered into a settlement with the U.S. Securities and Exchange Commission related to his alleged promotion on social media of three initial coin offerings without disclosing that he was being compensated for such publicity. In connection with the settlement, and without admitting or denying the findings, Mr. Mayweather agreed to cease and desist for three (3) years from engaging in such activity and to the payment of disgorgement, interest and civil penalties.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	80%	$40,000	5%	$61,750
Technology & Product Development (1)	0%	$0	10%	$123,500
Sales and Marketing (2)	0%	$0	30%	$370,500
Infrastructure (3)	0%	$0	30%	$370,500
General Working Capital (4)	20%	$10,000	25%	$308,750
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We currently have a skilled fitness programming team that these funds will be used to continue to develop, including more immersive ways to engage our gym members with our product offering, including through immersive and technology-driven experiences.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to increase spending on targeted marketing efforts to help franchisees to drive growth to their businesses.

 (3) These proceeds will be used to continue to build out the Issuer's infrastructure. Currently, our CEO and COO handle a wide range of administrative and operational functions. We expect to hire additional employees to assist with functions that will drive growth to our franchisees.

(4) As we continue to grow the franchise businesses, we will continue to invest into the product, platform and people that support the growth and long-term profitability of our franchisees. This includes training for new and existing franchisees, marketing support to help drive their new memberships and revenue growth, and sales & operations support - both in terms of our team's engagement and the sales and operational strategies and systems that our franchisees can use to drive growth and success.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Williams	CEO, Co-Founder and Manager	CEO, Co-Founder and Manager of MW Fitness Holdings, LLC, 2017 – Present Responsible for overall strategy, day-to-day operations and general CEO responsibilities	University of Pennsylvania, Wharton School of Business, MBA, 2010 Nottingham Law School (UK), LPC, 2002 University of Leeds (UK), Bachelor of Laws, 2001
Bryan Diaz	COO and Manager	COO and Manager, MW Fitness Holdings, LLC, 2018 – Present: Manager, 2023 – Present Chief Operating Officer, 2022 – Present; Senior Vice President of Finance, 2022 – Present Vice President of Finance, 2021 – 2022 Director of Finance, 2018 – 2021 Responsible for creating and executing business growth strategies, sales initiatives and operational procedures.	University of Texas at San Antonio, MBA, Finance, 2008; Trinity University, B.S., Business Administration with a concentration in Finance, 2005
Floyd Mayweather, Jr.	Co-Founder	Co-Founder, MW Fitness Holdings, LLC, 2017 – Present Responsible for supporting marketing and promotion.	N/A
Dawn Weiss	CMO	Chief Marketing Officer, MW Fitness Holdings, LLC, 2023 – Present Responsible for marketing strategy and overseeing planning, development and execution of marketing and advertising initiatives.	Arizona State University, B.A., English, 1997

		Chief Marketing Officer, multiple brands within Xponential Fitness, 2020 – 2023	
		Responsible for marketing strategy and overseeing all facets of marketing execution for the following three of the publicly held company's 10 brands in various growth stages from emerging to established:	
		STRIDE Fitness – 2022 – 2023	
		Row House – 2021 – 2023	
		CycleBar – 2020 – 2022	
Burrel Wilks, III	Chief People Officer, Co-Founder and Manager	Chief People Officer, Co-Founder and Manager of Mayweather Fitness Holdings LLC, 2017 – Present (Manager, 2023 – Present)	N/A
		Responsible for setting team culture and driving strong relationships between the company and its franchisees.	

Biographical Information

James Wiliams: James is the CEO, Co-Founder and Manager of the Issuer.

James first started his relationship with Floyd Mayweather, Jr. 10 years ago, as he would drive to Vegas and have meetings to discuss Floyd's plans to build his legacy outside of the boxing arena. As their friendship grew closer, they became ever more excited about Mayweather Fitness with James' plan to empower entrepreneurs to build their own legacies under Floyd's iconic brand, through the quality of his workouts, and through the blueprint that could be developed as a franchise system; as well as through creating exceptional health and fitness products that could be sold throughout the world. James has been running overall strategy and day-to-day operations of Mayweather Boxing + Fitness from back in those first days of business conception through today.

James was previously an advisor to Beyoncé on her entertainment and management company, Parkwood Entertainment, with a focus on developing Beyoncé's Ivy Park brand. He also co-founded XPT Life, a performance lifestyle brand created by big-wave surfer and fitness innovator, Laird Hamilton, and professional volleyball player, Gabrielle Reece.

Previously, James had an eight-year career at Bain & Company, where he developed growth strategies and devised business plans for some of the most successful luxury, auto and sports brands in the world. Prior to Bain, James was a corporate lawyer at Clifford Chance, at the time the world's largest law firm and part of the UK's "Magic Circle" of elite firms, working in both London and New York.

While studying for his MBA, James founded the non-profit, SOMB, which provides school uniforms to children in sub-Saharan Africa. He has visited Zimbabwe, Kenya, Rwanda and South Africa on several occasions to oversee SOMB donations.

James holds an LLB with honors from the University of Leeds, an LPC from Nottingham Law School, both in the United Kingdom, and an MBA from the Wharton School at the University of Pennsylvania.

From the day that Mayweather Boxing + Fitness started, James' passion in life has been the success of the Issuer, the positive impact to our members and customers across the country, and the building of a legacy that everyone associated with it will be immensely proud of.

Bryan Diaz: Bryan is the COO and Manager of the Company.

Bryan has served in various capacities during his five year tenure with the Issuer, and has played a significant role both establishing the foundation and supporting the growth of its franchise entities, Mayweather Boxing + Fitness and KickHouse. He is responsible for the day-to-day operations of the brands within the Issuer's portfolio, and has been instrumental in implementing the infrastructure for our operations globally.

Bryan has spent the past decade working in the boutique health and fitness industry focused on providing growth strategy, operational and financial guidance to start-ups bringing with him a unique and invaluable perspective honed from his own previous experience as a small business owner.

Prior to the Issuer, Bryan served as a financial and business operations consultant for boutique health and fitness brands: Unscared Inc., and XPT Life LLC. His depth of knowledge extends to various aspects of fitness management both at the corporate and unit level, making him adept at recognizing and remedying the unique challenges that come along with scaling a business in an ever-changing industry.

Previously, Bryan owned and operated a small fitness studio he established in 2013 which he has since transitioned into a chiropractic wellness center with his wife. His career began in the banking and healthcare industries with a focus in finance and risk strategies, but his passion for fitness ignited his desire to aid in establishing and growing brands in an industry he was already so committed to.

Bryan holds an undergraduate degree in Business Administration with a concentration in Finance from Trinity University, where he also played college football, and holds an MBA with a concentration in Finance which he received from the University of Texas at San Antonio.

Floyd Mayweather, Jr.: Floyd is the Co-Founder of the Issuer and the person who the Issuer's businesses are branded around.

Floyd came from humble beginnings. He grew up in a poor neighborhood in Grand Rapids, Michigan, where kids didn't have many opportunities handed to them. Trained by his father and uncle, who were dominant boxers in their own rights, boxing and fitness became a powerful positive outlet for Floyd to focus his attention and energy on. Throughout his career, Floyd was surrounded and supported by his family; and with Mayweather Boxing + Fitness, he is helping to build the same tight-knit community, so that the Mayweather family spirit and legacy will live on and inspire people worldwide.

While winning fights in the ring, Floyd was disrupting the business of boxing outside of it. Creating his own promotion company, Mayweather Promotions, Floyd changed the economics of how he was paid, paving the way for the 9-figure paychecks he would ultimately command. As masterful outside the ring at business and marketing as he was inside of it, Floyd turned the Mayweather name into a billion-dollar brand. Having always anticipated his transition from iconic athlete to full-time businessman, he launched Mayweather Boxing + Fitness when he officially retired as a 50-0 champion. Having previously kept all of his training methods secret from the world, Floyd now shares his unique training programs for the first time through Mayweather Boxing + Fitness.

Dawn Weiss: Dawn is the CMO of the Issuer.

Dawn is a seasoned franchise marketing expert with nearly two decades of experience propelling the growth of emerging brands to become sustainable, acclaimed brands within the consumer fitness, wellness, retail and beauty sectors. Prior to joining the Issuer, she dedicated two and a half years to Xponential Fitness, overseeing multiple brands simultaneously, such as CycleBar, Row House, and STRIDE, steering growth and top-tier marketing performance through a global pandemic and the organization's initial public offering.

Dawn previously served as COO and CMO of Amazing Lash Studio, where she played a vital role during her tenure in aiding to stabilize and grow the franchise complicated management and ownership changes. Additionally, she served as a senior marketing executive at The Joint Chiropractic, where she was recognized as Top Female Executive by Phoenix Magazine during The Joint's most significant growth period and most notably, was part of the founding

team responsible for establishing the marketing foundation and brand identity that continues to drive Massage Envy Spa's thriving franchise today.

Dawn stands out as a well-rounded growth and marketing strategist, proficient in a variety of marketing mediums. Her focus and passion can be found in crafting marketing strategies that propel brands to attain industry-leading excellence.

Burrel Lee Wilks III: Burrel is the CPO, Co-Founder and Manager of the Company.

Burrel is a writer, entrepreneur, speaker, and life coach. He created and trademarked the "Strategies for Millionaire Magnetism" program and became a partner in the property development company, Diamond Developments, Inc. Burrel has owned multiple businesses, including gas station franchises, car dealerships, a grocery store, concert promotion business, and jewelry stores. A long-time friend and business partner of Floyd, Burrel connected James and Floyd and set the wheels in motion for the creation of the Issuer. So confident in our system is Burrel, that he purchased his own franchise and opened and operates an incredible Mayweather Boxing + Fitness location in Newport Coast, CA.

Even in the face of success, Burrel has not forgotten his roots, and he continues working with underprivileged and at-risk children, as well as with the nonprofit organization Ready-Set-Work. Burrel communicates his struggles and successes to children that are much like he once was, and he serves as an inspiration to them. Burrel wrote and self-published his memoir, Tattoos on My Soul: From the Ghetto to the Top of the World: A Sizzling Story of Grit, Glitz, and Personal Growth, in 2006. The memoir was written in the hope that Burrel could reach and inspire more people with his remarkable story.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized Equity Securities consist of (a) 10,000,000 Class A Common Units (the "**Class A Common Units**"); (b) 20,000,000 Class C-1 Common Units (the "**Class C-1 Common Units**"); (c) 10,000,000 Class B-1 Profits Interest Units (the "**Class B-1 Profits Interest Units**"); and (d) 2,500,000 Class B-2 Profits Interest Units, which are non-voting (the "**Class B-2 Profits Interest Units**")(the Class A Common Units, Class C-1 Common Units, Class B-1 Profits Interest Units and Class B-2 Profit Interest Units, collectively, the "**Units**").

As of the date of this Form C, the Issuer has outstanding (i) 10,000,000 Class A Common Units, (ii) 12,213,157 Class C-1 Common Units; and (iii) 10,000,000 Class B-1 Profits Interest Units. No Class B-2 Profits Interest Units are outstanding.

Additionally, in January of 2022, the Company established and adopted the MW Fitness Holdings, LLC Phantom Equity Bonus Plan (the "**Plan**"). The Plan allows for the issuance of 2,851,110 bonus units, which was increased in November 2023 by an additional 1,767,224 bonus units. Each award may be subject to a vesting period, as determined by management, and may be contingent upon continuous employment. In total, current and former franchisees of the Issuer's subsidiary, MW Franchise Holdings International, LLC, are entitled to an amount of bonus units equivalent to 10% of the total current units of the Issuer. Upon the consummation of a change in control, holders of bonus units will be entitled to receive bonus amounts that are subject to a calculation that is based on the Plan's parameters. Certain holders of the bonus units are also entitled to pro rata interim distributions. A total of 2,851,110 bonus units have been issued as of the date of this Form C.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Class A Common Units
Amount Outstanding	10,000,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
Other Rights	(i) Protective provisions which require the consent of the majority of the Class A Common Units; (ii) Drag-along rights; and (iii) Company right of repurchase.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional units of Class A Common Units at a later date. The issuance of such additional units of Class A Common Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.04%

Type	Class C-1 Common Units
Amount Outstanding	12,213,157
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
Other Rights	(a) Major investors shall have pre-emptive rights for sales or new equity units; (b) Right to receive "New Entity" distributions as defined in the Operating Agreement; (c) Right of Co-Sale for any proposed transfer of equity securities representing greater than 25% of all outstanding Units of the Issuer; and (d) Company right of repurchase.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional units of Class C-1 Common Units at a later date. The issuance of such additional units of Class C-1 Common Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	37.91%

Type	Class B-1 Profits Interest Units
Amount Outstanding	10,000,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
Other Rights	(a) Right to receive "New Entity" distributions as defined in the Operating Agreement; and (b) Company right of repurchase.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional units of Class B-1 Profits Interest Units at a later date. The issuance of such additional units of Class B-1 Profits Interest Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.04%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has no outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Unsecured Revolving Credit Line from Issuer CEO and Co-Founder*
Principal Amount Outstanding	$400,000
Interest Rate and Amortization Schedule	7%
Description of Collateral	Unsecured
Maturity Date	June 1, 2024 with one additional extension term of six months

*Maximum credit line of $500,000.

Type	Promissory Note from Member #1- Loan 1
Principal Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	12% Quarterly payments of $14,245
Description of Collateral	Unsecured
Maturity Date	Mach 31, 2025

Type	Promissory Note from Member #1- Loan 2
Amount Outstanding	$250,000
Interest Rate and Amortization Schedule	Interest payment of $75,000 All principal and interest due on Maturity
Description of Collateral	Unsecured
Maturity Date	June 10, 2024

Type	Promissory Note from Member #2
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	Interest payment of $30,000 All principal and interest due on Maturity
Description of Collateral	Unsecured
Maturity Date	July 16, 2024

Type	Promissory Note from Canton Capital Fund I
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	20% All principal and interest due on Maturity
Description of Collateral	Unsecured
Maturity Date	July 31, 2024

Type	Future Receivables Sale and Purchase Agreement
Amount Outstanding	$379,167
Material Terms	(i) This agreement was for the sale of a portion of the Issuer's future revenue stream at a discount; (ii) Minimum amount of $54,167 must be paid every 30 days until a final payment of $270,833 is made on the Maturity Date; (iii) Personal guaranty from James Williams, the CEO and Co-Founder of the Issuer
Description of Collateral	Secured by credit card receipts
Maturity Date	January 9, 2024

Type	Revenue Loan and Security Agreement
Principal Amount Outstanding	$1,000,000*
Material Terms	(i) Pay 1.25-2.05% of Issuer's monthly future revenues until the amount outstanding is paid off, other than a total of $2,000,000 shall be paid on or before the Maturity Date; and (ii) Personal guaranty from James Williams, the CEO and Co-Founder of the Issuer.
Description of Collateral	Secured
Maturity Date	February 5, 2027

*Accrued of interest of approximately $500,000 is not included in the above table.

Type	SBA EIDL Loan- MW Franchise Holdings International, LLC
Principal Amount Outstanding	$350,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $1,793 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	Personal guaranty from James Williams, the Issuer's CEO and Co-Founder
Maturity Date	August 11, 2050

Type	SBA EIDL Loan- First Alpha, LLC
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $975 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	Personal guaranty from James Williams, the Issuer's CEO and Co-Founder
Maturity Date	May 7, 2051

Type	SBA EIDL Loan- MW Fitness Holdings, LLC
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $1,023 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	Personal guaranty from James Williams, the Issuer's CEO and Co-Founder
Maturity Date	July 10, 2050

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Floyd Mayweather, Jr.	5,100,000 Class A Common Units 5,100,000 Class B-1 Profits Interest Units	31.45%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of November 30, 2023, the Issuer had an aggregate of approximately $250,000 in cash and cash equivalents, and when combined with expected revenues from the pending execution of new business deals, anticipated capital raising activities and recurring revenues, the Issuer will have approximately 6 months of runway. Runway is calculated by dividing cash-on-hand, plus new business deals and anticipated capital raising activities, by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $10,000,000 by offering to sell securities, including but not limited to common or preferred units, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

<center>32</center>

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class C-1 Common Units*	$2,772,500	3,809,582	N/A	May 21, 2021	Section 4(a)(2)
Class C-1 Common Units**	$1,627,500	1,850,681	N/A	January 28, 2022; March 16, 2023	Section 4(a)(2)
Class C-1 Common Units	$7,232,510***	3,214,449	N/A	September 30, 2022	Section 4(a)(2)
Class C-1 Common Units	$2,699,999****	1,228,888	Marketing, Research & Development and General Working Capital	Various dates between February 11, 2022 and December 31, 2022	Reg D Rule 506(b)
Class C-1 Common Units	$2,819,000*****	2,109,557	Marketing, Research & Development and General Working Capital	Various dates between January 4, 2023 and November 3, 2023	Reg D Rule 506(b)
Class B-1 Profit Interests	N/A	10,000,000	N/A	May 17, 2021	Section 4(a)(2)

*Represents the voluntary conversion of Convertible Notes issued in 2017 and 2018 and previously issued warrants into Class C-1 Units.

**Represents the conversion of Convertible Notes issued in 2019 and 2020 and previously issued warrants into Class C-1 Units.

***Issued in connection with an acquisition by the Issuer.

****This figure includes $200,000 of the $3,019,000 shown on the Issuer's Deal Page as having been raised by the Issuer off-platform from 16 investors in the last 12 months.

*****This Regulation D, Rule 506(b) offering is still ongoing. Includes the conversion of previously issued warrants. Additionally, this figure includes $2,819,000 of the 3,019,000 shown on the Issuer's Deal Page as having been raised by the Issuer off-platform from 16 investors in the last 12 months.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) James Williams, the Issuer's CEO and Co-Founder, has entered into a Revolving Line of Credit Agreement with the Issuer, dated December 1, 2018. Under the Revolving Line of Credit Agreement, the Issuer may drawdown up to $500,000 in loan advances, provided, however, that Mr. Williams has the absolute discretion not to provide any further loan advances. The Revolving Line of Credit Agreement is unsecured, provides for an interest rate of 7% and the maturity date to pay back any outstanding advances was June 1, 2023, which may be extended upon the written consent of Mr. Williams for up to three additional terms of six months each. Mr. Williams has provided written consent to extend the Revolving Line of Credit Agreement to June 1, 2024, with one additional extension term of six months available. The current drawdown and balance outstanding as of the date of this Form C is $400,000. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(b) James Williams, the Issuer's CEO and Co-Founder, has personally guaranteed $2,129,167 in principal related to loans for the benefit of the Company, as listed in the Outstanding Debt section above.

(c) Members of the Issuer and/or entities in which members had ownership stakes, were paid payments by the Issuer for services of $555,000 in 2022 and $1,203,000 in 2021. The majority of these payments were related to the international expansion of the Issuer. No members of the Issuer, and no entities in which members have ownership stakes, have ever been paid any amounts from the U.S. franchisor entity.

(d) The Issuer had an outstanding loan receivable due from Floyd Mayweather, Jr., the Co-Founder of the Issuer, in the amount of $100,000 that related back to 2017. Management of the Issuer determined to write this receivable off as of January 1, 2023.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://mayweatherfitnessholdings.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)   the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)   the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

MW Fitness Holdings, LLC
(Issuer)

By:/s/James Williams
(Signature)

James Williams
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James Williams
(Signature)

James Williams
(Name)

Manager
(Title)

December 6, 2023
(Date)

/s/ Bryan Diaz
(Signature)

Bryan Diaz
(Name)

Manager
(Title)

December 6, 2023
(Date)

/s/Burrel Wilks, III
_____
(Signature)

Burrel Wilks, III
_____
(Name)

Manager
_____
(Title)

December 6, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



MW Fitness Holdings, LLC (the "Company") a Delaware Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MW Fitness Holdings, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in members' equity (deficit), and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 30, 2023

Vincenzo Mongio

MW FITNESS HOLDINGS, LLC
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31, 2022	December 31, 2021
Assets		
Current Assets:		
Cash and Cash Equivalents	1,081,166	1,602,348
Accounts Receivable	1,299,011	751,358
Inventory	462,747	-
Loans Receivable	241,246	52,171
Loans Receivable - Related Party	100,000	100,000
Prepaid Expenses	40,753	169,552
Prepaid Commissions - Current Portion	55,388	59,188
Other Current Assets	119,811	-
Total Current Assets	**3,400,122**	**2,734,617**
Non Current Assets:		
Equipment, Build-Out, and Leasehold Improvements, Net of Accumulated Depreciation	337,999	398,547
Goodwill, Net of Accumulated Amortization	6,684,805	-
Right of Use Asset - Operating Lease, Net of Accumulated Amortization	907,215	958,764
Prepaid Commissions, Net of Current Portion	543,180	611,842
Security Deposits	60,043	60,043
Total Non Current Assets	**8,533,242**	**2,029,196**
Total Assets	**11,933,364**	**4,763,813**
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Current Liabilities:		
Accounts Payable	3,100,797	4,864,232
Short-Term Debt	750,000	-
Line of Credit - Related Party	423,615	286,729
Deferred Revenue - Current Portion	198,253	196,812
Short-term Lease Liability - Operating Lease	172,046	101,136
Funds Designated for Franchisee Advertising	186,429	98,134
Tax Liabilities	9,996	2,109
Other Current Liabilities	14,970	124,758
Total Current Liabilities	**4,856,106**	**5,673,910**
Non Current Liabilities:		
Deferred Revenue, Net of Current Portion	3,626,721	4,329,256
Convertible Notes	1,077,460	1,627,460
Revenue-based Financing	1,650,000	-
Long-term Lease Liability - Operating Lease	736,896	842,674
EIDL	750,000	550,000
PPP Loan	-	175,000
Long-Term Debt	100,000	-
Accrued Interest	669,986	278,659
Other Non Current Liabilities	71,175	120,000
Total Non Current Liabilities	**8,682,238**	**7,923,049**
Total Liabilities	**13,538,344**	**13,596,959**
Stockholders' Equity (Deficit)		
Class A Common Units, Voting, 10,000,000 Units Authorized, 10,000,000 Units Issued and Outstanding as of December 31, 2022	-	-
Class B-1 Profits Interest Units, Voting, 10,000,000 Units Authorized, 10,000,000 Units Issued and Outstanding as of December 31, 2022	-	-
Class B-2 Profits Interest Units, Non Voting, 2,500,000 Units Authorized, No Units Issued and Outstanding as of December 31, 2022	-	-
Class C-1 Common Units, Voting, 20,000,000 Units Authorized, 8,730,494 Units Issued and Outstanding as of December 31, 2022	13,291,759	2,772,500
Members' Capital	40,432	40,432
Accumulated Deficit	(14,937,171)	(11,646,078)
Total Stockholders' Equity (Deficit)	**(1,604,980)**	**(8,833,146)**
Total Liabilities and Stockholders' Equity (Deficit)	**11,933,364**	**4,763,813**

MW FITNESS HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the Years Ended December 31st,	
	2022	**2021**
Revenues:		
Revenue	10,225,848	12,430,106
Total Revenues	**10,225,848**	**12,430,106**
Cost of Revenue		
Cost of Revenue	4,638,409	8,009,570
Total Cost of Sales	**4,638,409**	**8,009,570**
Gross Profit	**5,587,439**	**4,420,536**
Operating Expenses:		
Advertising and Marketing	729,740	1,381,152
Legal and Professional	1,241,420	901,371
Selling, General and Administrative	5,698,386	5,863,851
Rent and Lease	354,289	327,662
Depreciation	62,586	41,787
Total Operating Expenses	**8,086,421**	**8,515,823**
Other (Income) Expense:		
PPP Loan Forgiveness	(175,000)	(285,044)
Gain on Debt Extinguishment	(55,528)	(705,035)
Interest Expense	594,508	211,187
Other Expense	278,131	398,724
Loss on Sale of Revenue	150,000	-
Total Other (Income) Expense	**792,111**	**(380,168)**
Loss from Continuing Operations Before Income Taxes	**(3,291,093)**	**(3,715,119)**
Provision for Income Taxes	-	-
Net Loss	**(3,291,093)**	**(3,715,119)**

MW FITNESS HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF CASHFLOWS (UNAUDITED)

| | For the Years Ended December 31, | |
	2022	**2021**
OPERATING ACTIVITIES		
Net Loss	(3,291,093)	(3,715,119)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	62,586	41,787
Interest Expense	483,605	211,187
Debt Extinguishment	(55,528)	(705,035)
PPP Loan Forgiveness	(175,000)	(27,244)
Operating Lease Expense	16,681	(14,954)
Changes in operating assets and liabilities:		
Accounts Payable	(1,763,435)	2,843,059
Accounts Receivable	(547,653)	(468,801)
Inventory	(462,747)	-
Prepaid Expenses	128,799	(169,030)
Prepaid Commissions	72,462	(164,979)
Loans Receivable	(189,075)	(52,171)
Funds Designated for Franchisee Advertising	88,295	70,099
Deferred Revenue	(701,094)	814,367
Tax Liabilities	7,887	(5,287)
Other Assets	(119,811)	-
Other Liabilities	(158,613)	115,371
Net Cash Flows provided by (used in) Operating Activities	**(6,603,734)**	**(1,226,750)**
INVESTING ACTIVITIES		
Equipment	(2,038)	(219,647)
Leasehold Improvements	-	(14,965)
Goodwill	(6,684,805)	-
Net Cash Flows provided by (used in) Investing Activities	**(6,686,843)**	**(234,612)**
FINANCING ACTIVITIES		
Sale of Class C-1 Common Units	3,286,749	2,772,500
Issuance of Class C-1 Common Units	7,232,510	-
Debt Conversion to Class C-1 Common Units	(586,750)	(2,772,500)
Revenue-based Financing	1,650,000	-
Issuance (Repayment) of Debt	850,000	(75,480)
Line of Credit - Related Party	136,886	100,000
EIDL	200,000	240,200
Capital Contributions	-	161
Net Cash Flows provided by (used in) Financing Activities	**12,769,395**	**264,881**
Net change in cash	**(521,182)**	**(1,196,481)**
Cash and Equivalents at the beginning of the year	1,602,348	2,798,829
Cash and Equivalents at the end of the year	**1,081,166**	**1,602,348**
OTHER NONCASH FINANCING ACTIVITIES		
AND SUPPLEMENTAL DISCLOSURES		
Note Conversion to Equity	586,750	2,772,500

MW FITNESS HOLDINGS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A Common Units		Class B Profits Interest Units		Class C-1 Common Units		Members' Capital	Accumulated Deficit	Total Members' Deficit
	Units	Amount	Units	Amount	Units	Amount			
Balance on January 1, 2021	10,000,000	$ -	-	$ -	-	$ -	$ 40,271	$ (7,930,959)	$ (7,890,688)
Issuance of Class B-1 Profit Interest Units	-	$ -	10,000,000	$ -	-	$ -	$ -	$ -	$ -
Note Conversion to Equity	-	$ -	-	$ -	3,115,070	$ 2,772,500	$ -	$ -	$ 2,772,500
Exchange of Unit Warrants	-	$ -	-	$ -	694,512	$ -	$ -	$ -	$ -
Capital Contributions	-	$ -	-	$ -	-	$ -	$ 161	$ -	$ 161
Net Loss	-	$ -	-	$ -	-	$ -	$ -	$ (3,715,119)	$ (3,715,119)
Balance on December 31, 2021	10,000,000	$ -	10,000,000	$ -	3,809,582	$ 2,772,500	$ 40,432	$ (11,646,078)	$ (8,833,146)
Sale of Class C-1 Common Units	-	$ -	-	$ -	1,200,000	$ 2,699,999	$ -	$ -	$ 2,699,999
Note Conversion to Equity	-	$ -	-	$ -	465,670	$ 586,750	$ -	$ -	$ 586,750
Exercise of Unit Warrants	-	$ -	-	$ -	40,793	$ -	$ -	$ -	$ -
Acquisition of KickHouse	-	$ -	-	$ -	3,214,449	$ 7,232,510	$ -	$ -	$ 7,232,510
Net Loss	-	$ -	-	$ -	-	$ -	$ -	$ (3,291,093)	$ (3,291,093)
Balance on December 31, 2022	10,000,000	$ -	10,000,000	$ -	8,730,494	$ 13,291,759	$ 40,432	$ (14,937,171)	$ (1,604,980)

MW Fitness Holdings, LLC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MW Fitness Holdings, LLC ("the Company", "We") was formed in Delaware on January 13th, 2017. The Company is the portfolio holding company for Floyd Mayweather's fitness businesses. The first business is a brick-and-mortar franchise fitness, Mayweather Boxing + Fitness. The Company also acquired and now owns the KickHouse brick-and-mortar fitness franchise. Between these two brands, the Company currently has approximately 100 locations and will continue to grow each system. The Company generates revenue from franchise fees, furniture, fixtures, & equipment payments, ongoing royalties and ongoing merchandise payments. The Company plans to launch Mayweather nutritional supplements, Mayweather VR boxing and other Mayweather-branded fitness-related business lines in the future. The majority of the Company's current customers are located in the United States, but it has started and plans to continue to expand internationally.

The Company is the 100% owner of several entities that primarily manage boutique fitness franchises under the "Mayweather Boxing + Fitness" and "KickHouse" trademarks, service marks, tradenames, and logos. These entities have operations throughout the United States. Pursuant to exclusive franchise agreements, certain unaffiliated entities manage franchisees that operate boxing fitness studios which offer boxing and functional training workout programs, personal training, and merchandise sales under the owned tradenames.

Business Combinations

Kickhouse Holdings, LLC, a Delaware limited liability company formed on July 14th, 2020 (formerly named KickHouse Fitness, LLC, which changed its name to KickHouse Holdings, LLC on December 31st, 2022), that operates a boutique fitness franchise (including through its wholly-owned subsidiary, KickHouse Franchise Holdings International LLC, a Delaware limited liability company formed on January 3rd, 2023) under the "KickHouse" trademarks, service marks, tradename and logos with 26 franchised studios operating within the United States. On September 29th, 2022, the Company acquired all KickHouse membership interests for an aggregate purchase price of 3,214,449 Class C-1 Common Units of the Company for the purposes of diversifying its franchise offering and operating a multi-branded franchise system. At the time of closing, the Company's management has determined that the fair market value of one Class C-1 Common Unit was $2.25, resulting in total consideration worth $7,232,510. Concurrently with the purchase KickHouse's fitness franchise, the Company acquired the following assets and liabilities:

Assets		
Cash	$	25,169
Inventory		465,685
Other Assets		73,800
Goodwill		6,684,805
Liabilities		
Accounts Payable	$	16,949

Inventory consists of finished goods for members such as gloves, shirts, etc.

Other Assets include the original KickHouse consumer-facing website.

Goodwill represents the KickHouse brand's reputation, customer relationships, and the Company's right to use an established franchise system that will enhance the Company's current performance and provide further economic benefits in the fitness industry.

Accounts Payable consists of credit card balances.

On September 29th, 2022, the Company entered into a Common Unit Purchase Agreement concurrent with the acquisition of KickHouse whereby the majority owner of KickHouse invested $999,999 in the Company in exchange for 444,444 Class C-1 Common Units valued at $2.25 per unit.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries and other entities in which the Company has a controlling interest and is deemed the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Loss Contingencies and Commitments

The Company accounts for loss contingencies and commitments in accordance with ASC 440, "Commitments" and ASC 450, "Contingencies" and analyzes ongoing transactions to determine whether any of these exist and disclosure is required. If any loss is probable or estimable, the Company recognizes an accrual.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from multiple sources including (i) franchise fees, (ii) royalty payments, (iii) property & equipment sales to franchisees, (iv) system advertising fees, (v) technology fees, and (vi) other revenue.

Franchise Fees - Contract consideration from franchisees primarily consists of initial or renewal franchise fees and transfer fees payable by a franchisee for the transfer of its franchise unit to another franchisee. The Company also may enter into area development rider agreements ("ADA") which grant a franchisee the right to develop two or more franchise units. The Company collects an up-front area development fee for the grant of such rights. The initial franchise fees and up-front area development fees are nonrefundable and collected when the underlying franchise agreement or ADA is signed by the franchisee. Renewal and transfer fees are payable when an existing franchisee renews the franchise agreement for an additional term or when a transfer to a third party occurs, respectively.

The Company's primary performance obligations under the franchise agreement include the granting of certain rights to access the Company's intellectual property in addition to a variety of activities relating to the opening of a franchise unit. Those costs would include site selection, training and other such activities commonly referred to collectively as "pre-opening activities." Pre-opening activities consistent with those under Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2021-02, Franchisors - Revenue from Contracts with Customers (Subtopic 952-606) ("ASU 2021-02"), are recognized as a single performance obligation. For all other pre-opening activities, if any, the Company will determine if a certain portion of those pre-opening activities provided is not brand-specific and provides the franchisee with relevant general business information that is separate from the operation of a Company-branded franchise unit. The portion of pre-opening activities, if any, that is not brand-specific will be deemed to be distinct as it provides a benefit to the franchisee and is not highly interrelated to the use of the Company's intellectual property and therefore accounted for as a separate performance obligation. All other pre-opening activities will be determined to be highly interrelated to the use of the Company's intellectual property and therefore accounted for as a component of a single performance obligation which is satisfied along with the granting of certain rights to use the Company's intellectual property over the term of each franchise agreement.

The Company estimates the stand-alone selling price of pre-opening activities using an adjusted market assessment approach. The Company first allocates the initial franchise fees and the fixed consideration under the franchise agreement to the stand-alone selling price of the pre-opening activities and the residual, if any, to the right to access the Company's intellectual property. Consideration allocated to pre-opening activities, other than those included under ASU 2021-02, which are not brand-specific are recognized when those performance obligations are satisfied. Consideration allocated to preopening activities included under ASU 2021-02 is recognized when those performance obligations are satisfied.

Initial and renewal franchise fees allocated to the right to access the Company's intellectual property are recognized as revenue on a straight-line basis over the term of the respective franchise agreement. ADAs generally consist of an obligation to grant the right to open two or more units. These development rights are not distinct from franchise agreements; therefore, up-front fees paid by franchisees for development rights are deferred and apportioned to each franchise agreement signed by the franchisee. The pro-rata amount apportioned to each franchise agreement is recognized as revenue in the same manner as the initial and renewal franchise fees.

The Company collects its franchise fee upfront in the amount of $49,500 and recognizes this revenue in two parts pursuant to FTC franchise audit requirements in accordance with ASC 606. Of the total franchise fee, $19,700 is recognized when a franchise studio becomes operational and begins collecting revenue, and the remaining balance is recognized on a pro rata basis over the lifetime of the license period (typically 10 years) as the Company's performance obligations remain satisfied. The Company's deferred revenue consists of unamortized initial and renewal franchise fees from franchisees where cash has been received with remaining performance obligations to be satisfied. The total ending balance of such deferred revenue was $3,824,974 and $4,526,068 as of December 31, 2022 and 2021, respectively (please see "Contract Balances" note for further details).

Royalty Payments – Royalties are earned as a percentage of franchise gross sales and cash is collected monthly through a third-party CRM system over the term of each respective franchise agreement. Sales-based royalties and system advertising fees are payable monthly. The Company's primary performance obligation is the same as franchise fees, which is the granting of certain rights to access the Company's intellectual property, and royalties are recognized as sales occur in franchisee locations and the royalties are deemed collectible. There are no associated liabilities or cost of revenue tied to royalties received.

Property & Equipment Sales – The Company generates revenue from the sale of furniture, fixtures, equipment, audio/visual, and merchandise to its franchisees that are building "Mayweather Boxing + Fitness" branded and "KickHouse" branded studios. The Company's payments are generally collected upfront at the time of a franchisees' order, and the Company's performance obligations are to manage the logistics of the shipping and installation of such items. Revenue is recognized at the time payment is made. Coincident with revenue recognition, the Company establishes a liability for cost of revenue, shipping, and installation.

System Advertising Fees - The Company maintains a system advertising fund established to collect and administer funds contributed for use in advertising and promotional programs for franchise units. System advertising fund fees are collected from franchisees at a maximum rate of 3% of franchisee gross sales (but a current rate of 1% of franchisee gross sales). The Company has determined that it acts as a principal in the collection and administration of the system advertising fund and therefore recognizes the revenues and expenses related to the system advertising fund on a gross basis. The Company has determined that the right to access its intellectual property and administration of the system advertising fund are highly interrelated and therefore are accounted for as a single performance obligation. As a result, revenues from the system advertising fund represent sales-based royalties related to the right to access the Company's intellectual property, which are recognized as franchisee sales occur.

When system advertising fund fees exceed the related system advertising fund expenses in a reporting period, advertising costs are accrued up to the amount of system advertising fund revenues recognized. Pursuant to this arrangement, the Company collected advertising fund contributions of 1% of franchisees' reported sales during the years ended December 31, 2022 and 2021. Funds collected and not yet expended on the franchisees' behalf totaled $186,429 and $98,134 as of December 31, 2022 and 2021, respectively.

Technology Fees - The Company recognizes revenues from technology fees as a single performance obligation, when the services are rendered.

Other Revenue – Other revenues include revenues from vendor rebates and sponsorships from vendors for the Company's annual conference. The Company is party to certain vendor arrangements for which it earns a commission or rebate payable by the vendor based on a percentage or volume of purchases made by the franchisees. Revenues from vendor arrangements are recognized when purchases are made by franchisees. Sponsorship revenue for the Company's annual conference is recognized upon completion of the event.

A summary of the Company's disaggregated revenue by timing of recognition for the years ended December 31, 2022 and 2021 is below:

Over Time:	2022	2021
Franchise Fees	3,282,594	2,511,924
Total Over Time:	3,282,594	2,511,924

Point in Time:	2022	2021
Royalty Payments	802,695	397,318
Property & Equipment Sales	4,903,730	8,443,763
System Advertising Fees	135,274	70,099
Technology Fees	187,145	99,800
Other Revenue	914,410	907,202
Total Point in Time:	6,943,254	9,918,182

Total Revenues:	10,225,848	12,430,106

Contract Balances

Contract liabilities are comprised of unamortized initial and renewal franchise fees received from franchisees, which are presented as "Deferred Revenue" on the accompanying Balance Sheets. A summary of significant changes in deferred revenues during the years ended December 31, 2022 and 2021, are as follows:

Deferred Revenue	2022	2021
Deferred Revenue - beginning of year	4,526,068	3,711,701
Revenue recognized during the year	(1,232,594)	(1,286,633)
Franchise fees refunded during the year	(57,500)	(132,000)
Additions for initial franchise fees received	589,000	2,233,000
Deferred Revenue - end of year	3,824,974	4,526,068

Deferred revenues as of December 31, 2022 and 2021 consisted of the following:

Deferred Revenue	2022	2021
Franchise units not yet opened	3,028,514	4,053,940
Opened franchise units	796,460	472,128
Total Deferred Revenue	3,824,974	4,526,068

Deferred revenues are expected to be recognized as revenue over the remaining term of the associated franchise agreements as follows:

Year ending December 31,	Amount
2023	198,253
2024	198,253
2025	198,253
2026	198,253
2027	152,253
Thereafter	2,879,709
Total	3,824,974

The direct and incremental costs, principally consisting of commissions, are included in "Prepaid Commissions" in the accompanying Balance Sheets. The direct and incremental costs expected to be recognized over the remaining term of the associated franchise agreements as of December 31, 2022, are as follows:

Year ending December 31,	Amount
2023	55,388
2024	55,388
2025	55,388
2026	55,388
2027	46,900
Thereafter	330,116
Total	**598,568**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5-7	441,474	(181,544)	-	259,930
Build-Out	15	68,681	(4,579)	-	64,102
Leasehold Improvements	15	14,965	(998)	-	13,967
Grand Total	**-**	**525,120**	**(187,120)**	**-**	**337,999**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Loan Receivable

In 2022 and 2021, the Company advanced funds to its franchisees for the purposes of funding their initial start-up costs. These receivables had respective ending balances of $241,246 and $52,171; the Company's management expects to write these off in 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Unit Warrants

The Company accounts for unit warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2021 to be negligible.

Inventory

The Company's inventory consists of finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below:

Inventory Type	2022	2021
Finished Goods	462,747	-
Grand Total	**462,747**	**-**

Income Taxes

The Company is a pass-through entity. Therefore, any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December of 2018, the Company received an unsecured revolving line of credit from its CEO for the Company to use for general working capital purposes with a limit of $500,000 that accrues interest at a rate of 7.00% on any outstanding balance. Please see "Note 5" for the terms of this line of credit.

Members of the Company were paid guaranteed payments of $0 in 2021 and $0 in 2022. Members of the Company and/or entities in which members had ownership stakes, were paid payments by the Company for services of $555,000 in 2022 and $1,203,000 in 2021. The majority of these payments were related to the international expansion of the Company. No members of the Company, and no entities in which members have ownership stakes, have ever been paid any amounts from the US franchisor entity.

In December 2017, the Company provided a loan of $100,000 to Floyd Mayweather which remained outstanding as of December 31, 2022 and 2021. Management has written off this receivable in January 2023.

$2,400,000 of the Company's debt obligations are personally guaranteed by the Company's CEO, James Williams (please see "Note 5" for further details).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company does not have any loss contingencies that are probable or estimable as of the date of the financial statements or in the subsequent period. As such, no accrual has been made. Further, the Company is currently complying with all relevant laws and regulations.

The Company accounts for leases in accordance with ASU 2016-02, "Leases (Topic 842)" and retrospectively applied the new leases guidance for years beginning on or before December 15, 2021 to all material leases. Below is a summary of the Company's leases.

Operating Leases

On February 7, 2020, a lease for a fitness studio in Los Angeles, California was assigned to First Alpha, LLC, a subsidiary of the Company. The lease period extends from March 1, 2020 through April 30, 2023. This lease expired at the end of the lease and we have no ongoing obligation with respect to this lease.

On September 23, 2021, the Company was assigned a lease for a fitness studio through MBF CI, LLC, a subsidiary of the Company. The lease term for this lease is from October 1, 2021 through January 31, 2030.

On September 23, 2021, the Company was assigned a lease for a fitness studio through MBF C II, LLC, a subsidiary of the Company. The lease term for this lease is from October 1, 2021 through October 31, 2029. This lease was subsequently assigned to a new franchisee on April 12, 2023 and we have no ongoing obligations with respect to this lease.

		Year Ending December 31, 2022
Lease expense		
Finance lease expense		
Amortization of ROU assets	$	-
Interest on lease liabilities	$	-
Operating lease expense	$	346,088
Short-term lease expense	$	-
Variable lease expense	$	-
Total	**$**	**346,088**
Other Information		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from finance leases (i.e. Interest)	$	-
Financing cash flows from finance leases (i.e. principal portion)	$	-
Operating cash flows from operating leases	$	340,053
ROU assets obtained in exchange for new finance lease liabilities	$	-
ROU assets obtained in exchange for new operating lease liabilities	$	1,230,917
Weighted-average remaining lease term in years for finance leases		-

Weighted-average remaining lease term in years for operating leases			5.57
Weighted-average discount rate for finance leases			-
Weighted-average discount rate for operating leases			1.30%

Maturity Analysis

2023-12		$	184,241
2024-12		$	121,061
2025-12		$	124,268
2026-12		$	127,562
2027-12		$	130,946
Thereafter		$	268,099
Total undiscounted cash flows		$	956,177
Less: present value discount		$	(47,235)
Total lease liabilities		$	908,942

The Company provides financial assurances to landlords of certain franchisees, including assistance and guidance with leasing arrangement. The Company would be obligated in the event the franchisee is unable to meet the rent payments when they become due. As of December 31, 2022, the maximum amount payable under such guarantee was $15,575. Management believes performance under the guarantee is remote. Should the Company be required to pay any portion of the total amount of the rent payments it has guaranteed, the Company could attempt to recover some or all of that amount from guaranteed parties. The Company holds no collateral in respect of the guarantee.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

Through 2017 and 2019, the Company issued convertible noted agreements to various investors totaling $2,772,500. These notes accrued simple interest at a rate of 7% with a maturity date of 36 months from the date of initial closing. Further, these notes were convertible into Units of the Company upon a qualified financing, sale of the Company, or optional conversion. A qualified financing means an equity financing of at least three million dollars. These notes were optionally converted into Units of the Company in 2021 with their entire corresponding accrued interest of $705,035 forgiven upon conversion and recognized as Other Income on the Statements of Operations and Comprehensive Loss. This. Refer to "Note 6" for a discussion of the conversion.

Throughout 2019 and 2020, the Company issued convertible noted agreements to various investors totaling $550,000. These notes accrued simple interest at a rate of 7% with a maturity date of 36 months from the date of initial closing. Further, these notes were convertible into Units of the Company upon a qualified financing, sale of the Company, or optional conversion. A qualified financing means an equity financing of at least three million dollars. These notes were optionally converted into Units of the Company in 2022 with a portion of their corresponding accrued interest in the amount of $55,528 forgiven upon conversion and recognized as Other Income on the Statements of Operations and Comprehensive Loss. Refer to "Note 6" for a discussion of the conversion.

In October 2019, the Company entered into a convertible note agreement for the purposes of funding operations. The holder could invest up to a principal balance of $2,250,000 which would accrue interest at a rate of 7.00%. The Company received total proceeds of $1,077,500 which remained outstanding as of December 31, 2022 and 2021 and accrued interest in the respective amounts of $222,253 and $165,632. The amount is convertible into Units of the Company upon qualified financing, sale of the Company, optional conversion, or maturity. Upon the occurrence of a qualified financing event, (i) $750,000 of the principal balance of this note shall automatically convert into a number of the same class and series of Units sold during the financing event equal to (x) the note's outstanding principal and any accrued unpaid interest, divided by (y) the lesser of the price-per-unit equal to (i) a Valuation Cap of $30M divided by the Company's fully-diluted capitalization, and (ii) 80% of the price of Units sold during the financing event; and

(i) $327,500 of the principal balance of this note shall automatically convert into a number of the same class and series of Units sold during the financing event equal to (x) the note's outstanding principal and any accrued unpaid interest, divided by (y) the lesser of the price-per-unit equal to (i) a Valuation Cap of $15M divided by the Company's fully-diluted capitalization, and (ii) 80% of the price of Units sold during the financing event. Upon the occurrence of a change of control event, this note's outstanding principal and any accrued unpaid interest shall convert into a number of the Company's most senior class of Units at the conversion rate disclosed above utilizing a Valuation Cap of $30M. These notes were converted into Units of the Company in 2023 (please see "Subsequent Events" note for further details).

Economic Injury and Disaster Loans

In August and November 2021, and April 2022, the Company amended its three (3) Economic Injury and Disaster Loans (EIDL) from 2020 to increase the total principal balance from $450,000 to $750,000. These notes bear interest rates of 3.75% and contain maturities ranging from June 2050 to April 2050. These loans are personally guaranteed by the Company's CEO and further secured by all tangible and intangible personal property. The total ending balance of these loans, including principal and accrued interest, was $797,016 and $571,750 as of December 31, 2022 and 2021, respectively.

Promissory Notes

In March 2022, the Company entered into an unsecured loan agreement for $100,000 with an annual interest rate of 12.00% and maturity in March 2025. This loan calls for four (4) interest-only quarterly payments of $3,000 each from June 2022 through March 2023, followed by eight (8) quarterly installments of $14,246 from June 2023 until maturity. The total ending balance of this loan, including principal and accrued interest, was $100,000 and as of December 31, 2022.

In March 2022, the Company entered into an unsecured promissory note for $500,000 with a monthly interest rate of 2.50% and maturity in May 2022. This note was paid in full in 2022.

In July 2022, the Company entered into an unsecured promissory note for $400,000 with a monthly interest rate of 3.33% and maturity in January 2023. No interim payments are required as this note calls for one lump payment of principal plus any accrued interest upon maturity. The lender has acknowledged and agreed that all indebtedness evidenced by this note is subordinate to the $1M revenue-based financing agreement disclosed below. The total ending balance of this note, including principal and accrued interest, was $467,957 as of December 31, 2022.

In December 2022, the Company entered into an unsecured promissory note for $200,000 with an interest payment of $25,000 and maturity in March 2023. No interim payments are required as this note calls for one lump payment of principal and interest upon maturity. The total ending balance of this note, including principal and accrued interest, was $200,658 as of December 31, 2022.

In July 2022, the Company entered into an unsecured promissory note for $150,000 with a monthly interest rate of 3.33% and maturity in January 2023. No interim payments are required as this note calls for one lump payment of principal plus any accrued interest upon maturity. The total ending principal balance of this note, including principal and accrued interest, was $175,484 as of December 31, 2022.

Revenue-Based Financing

In May 2022, the Company entered into a revenue loan and security agreement for an initial advance of $1,000,000. The Company has the right to request additional advances up to an aggregate principal amount of $2,000,000. The minimum interest due upon the amount advanced shall vary depending on when the Company prepays the full balance. This minimum interest ranges from 30% to 100% of the amount advanced if the period during which the Company repays this loan occurs within the respective range of 6 months to 57 months after the effective date of this agreement. Monthly payments consist of an amount equal to the product of all revenue for the immediately preceding month multiplied by an applicable revenue percentage. This percentage ranges from 1.25% to 2.05% depending on the total amount advanced. For all payments due during any month within such period where the amount advanced is $1,000,000, the applicable revenue percentage will be 1.25%. This loan is personally guaranteed by the Company's

CEO and further secured by the Company's receivables and certain intellectual property (however, the license agreement between the Company and Floyd Mayweather is excluded from such security) and has a maturity date in February 2027. The ending balance of this loan was $1,000,000 in principal and $344,184 in accrued interest as of December 31, 2022.

In December 2022, the Company sold future receivables totaling $500,000. The fee for this form of financing was $150,000 and was recognized as a loss on sale of revenue. These future receivables are to be remitted in accordance with a payment schedule that matures in January 2024. This financing arrangement has been personally guaranteed by the Company's CEO and further secured by the Company's receivables. As of December 31, 2022, the Company had not yet repaid any amounts for this balance due resulting in an ending principal balance of $650,000.

Payroll Protection Program

The Company entered into several unsecured Paycheck Protection Program (PPP) loans throughout 2021 and 2020 for an aggregate principal amount of $460,044. These notes carried interest rates of 1.00% and maturity dates within 2 to 5 years from their respective effective dates. All loans were subsequently forgiven in full in the respective amounts of $175,000 and $285,044 as of December 31, 2022 and 2021, which the Company has recognized as Other Income on the Statements of Operations and Comprehensive Loss.

Line of Credit – Related Party

In December 2018, the Company received an unsecured revolving line of credit from its CEO for the Company to use for general working capital purposes with a limit of $500,000 that accrues interest at a rate of 7.00% on any outstanding balance. This line of credit has a maturity date in June 2023 which can be extended by three (3) additional terms of six (6) months each. In connection with this line of credit, the Company has executed a promissory note in the principal amount of $500,000 or whichever amount shall have been advanced by the lender and is outstanding pursuant to the terms of the line of credit. The total ending balance of this line of credit owed by the Company to the CEO, including principal and accrued interest, was $423,615 and $286,729 as of December 31, 2022 and 2021, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	850,000	12% - 63%	2023 - 2025	750,000	100,000	850,000	94,099	-	-	-	-
Line of Credit - Related Party	423,615	7%	2023	423,615	-	423,615	-	286,729	-	286,729	-
Convertible Notes	1,077,460	7%	2023	-	1,077,460	1,077,460	184,687	-	1,627,460	1,627,460	256,909
Revenue-based Financing	1,650,000	30% - 100%	2024 - 2027	-	1,650,000	1,650,000	344,184	-	-	-	-
EIDL	750,000	3.75%	2050	-	750,000	750,000	47,016	-	550,000	550,000	21,750
PPP	-	N/A	N/A	-	-	-	-	-	175,000	175,000	-
Total				**1,173,615**	**3,577,460**	**4,751,075**	**669,986**	**286,729**	**2,352,460**	**2,639,189**	**278,659**

Debt Principal Maturities 5 Years Subsequent to 2022	
Year	**Amount**
2023	1,173,615
2024	650,000
2025	100,000
2026	-
2027	1,000,000
Thereafter	750,000

*The Convertible Note of $1,077,500 has converted entirely in March 2023 and is not shown in the debt maturities table.

NOTE 6 – MEMBERS' CAPITAL

At inception, the Company authorized 10,000,000 shares of Class A Common Units. Each unit is 1 vote per unit and a total of 10,000,000 were issued to the founding members and were issued and outstanding as of December 31, 2022 and 2021.

In September of 2022, the Company amended its operating agreement and authorized additional classes of units. The Company authorized 10,000,000 class A common units, 20,000,000 class C-1 common units, 10,000,000 class B-1 profit interest units, and 2,500,000 class B-2 profit interest units.

The Class B Profits Interest Units are intended to constitute "profits interests" within the meaning of Revenue Procedures 93-27 and 2001-43. The class B-1 profit interest units have one vote per Unit and the class B-2 profit interest units do not carry any voting rights. Class B-1 profit interests are issued to Managers and executive Officers as determined by the Board of Managers. Class B-2 profit interest are intended to be issued to non-executive employees, consultants, and advisors as determined by the Board of Managers. Both are non-capital interests in the Company.

During 2021, the Company issued a total of 10,000,000 units of class B-1 units for no consideration and included vesting terms. 5,100,000 units vested immediately and the remaining 4,900,000 vested on identical terms. 50% vested at the grant date and the remaining 50% would vest in equal monthly installments at the end of each month after the grant date, for 47 months until fully vested or earlier terminated. As of December 31, 2022 and 2021, a total of 8,519,792 and 7,907,292 class B-1 units were vested. No class B-2 profit interests have been issued.

In May of 2021, the Company converted convertible debt with principal balance of $2,772,500 in exchange for 3,115,070 units of class C-1 common units. These units were converted at a per unit price of $0.8722. Further, the Company amended the operating agreement of the Company and affected a warrant exchange agreement which converted outstanding unit warrants for 694,512 units of class C-1 common units for no further consideration.

In January of 2022, the Company converted convertible debt with principal balance of $550,000 and accrued interest of $36,750 in exchange for 465,670 units of class C-1 common units. These units were converted at a per unit price of $1.26. Further, the Company amended the operating agreement of the Company and affected a warrant exchange agreement which converted outstanding unit warrants for 11,904 units of class C-1 common units for no further consideration.

During 2022, the Company sold 1,200,000 units of Class C-1 common units at a sale price of $2.25 per unit for total proceeds of $2,699,999 which includes the shares issued pursuant to the Common Unit Purchase Agreement concurrent with the acquisition of KickHouse (please see "Note 1" for further details). Further, the Company converted outstanding unit warrants for 28,889 units of class C-1 common units for no further consideration. In addition, the Company issued 3,214,449 units of class C-1 common units as part of the acquisition of KickHouse Fitness, LLC, as discussed above in "Note 1".

Phantom Stock

Additionally, in January of 2022, the Company established and adopted the MW Fitness Holdings, LLC Phantom Equity Bonus Plan ("Plan"). The Plan allows for the issuance of 2,851,110 bonus units, which was increased in November 2023 by an additional 1,767,224 bonus units. Each award may be subject to a vesting period, as determined by management, and may be contingent upon continuous employment. In total, current and former franchisees of the Issuer's subsidiary, MW Franchise Holdings International, LLC, are entitled to an amount of bonus units equivalent to 10% of the total current units of the Issuer. Upon the consummation of a change in control, holders of bonus units will be entitled to receive bonus amounts that are subject to a calculation that is based on the Plan's parameters. Certain holders of the bonus units are also entitled to pro rata interim distributions. A total of 2,851,110 bonus units have been issued as of the date of this Form C.

A change in control means a deemed liquidation event, that constitutes a change in ownership or a change in the ownership of substantial assets of the company. A deemed liquidation event means (a) a merger, consolidation or other business combination (other than one in which members of the Company that own either a majority of the units

or a majority of voting power of the Company prior to the event own a majority of the units or a majority of voting power, respectively, of the surviving or resulting entity), (b) a sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets of the Company, or (c) a transaction or series of related transactions in which a person, or a group of related persons, acquires units of the Company representing more than fifty-percent (50%) of the outstanding voting power of the Company or otherwise acquires control of the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 30, 2023, the date these financial statements were available to be issued.

In March 2023, the Company's convertible note with its principal balance of $1,077,500 plus accrued interest of $222,253 converted into 1,373,107 shares of the Company's Class C-1 units (please see "Note 5" for further details).

In March 2023, the Company entered into an unsecured promissory note for $250,000 with an interest payment of $75,000 and maturity in June 2024. No interim payments are required as this note calls for one lump payment of principal and interest upon maturity.

In July 2023, the Company entered into an unsecured promissory note for $150,000 with an interest payment of $30,000 and maturity in July 2024. No interim payments are required as this note calls for one lump payment of principal and interest upon maturity.

In July 2023, the Company entered into an unsecured promissory note for $25,000 with an annual interest rate of 20.00% and maturity in July 2024. No interim payments are required as this note calls for one lump payment of principal and accrued interest upon maturity.

As of November 29, 2023, the Company issued an additional 2,109,556 shares of its Class C-1 common units in exchange for $2,430,000 pursuant to its current equity financing round and an additional 837,222 bonus units (for a total of 2,851,110 bonus units issued).

The loan receivable from Floyd Mayweather mentioned in Note 3 has been written off completely in January 2023.

The promissory notes mentioned in Note 5 for $400,000 and $200,000 have since been repaid.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during both periods under review. During the next twelve months, the Company intends to finance its operations with funds from private equity investors, a retail investment platform campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

MW FITNESS HOLDINGS, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], MW Fitness Holdings, LLC, a Delaware limited liability company (the "**Issuer**"), hereby issues to the Investor the right to certain units of the Issuer's Equity Securities (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $75,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of the Equity Securities, as applicable, sold in the First Equity Financing. The number of units of such Equity Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to

either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities sold in the Subsequent Equity Financing. The number of such Equity Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor shall receive from the Issuer a number of Common Interests equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor shall receive from the Issuer a number of Common Interests equal to the Purchase Amount divided by the First Equity Financing Price. Common Interests granted in connection therewith shall not have any liquidation rights or preferences.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full after paying any priority obligations (including, for the avoidance of doubt, any preferred equity holders, debt holders or other creditors), then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation).

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Interests, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Issuer, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Interests**" means common limited liability company membership units of the Issuer, including but not limited to Class A Common Units and Class C-1 Common Units, or common stock of the Issuer if the Issuer is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or Section 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Issuer that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Issuer or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per interest of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the

Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Issuer or preferred stock of the Issuer, if the Issuer is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Issuer's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e)   If the Issuer, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Capital Stock for issuance and deliver upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment Issuer as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any

securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Issuer's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Issuer's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's organizational documents, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(e)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Issuer or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units in the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile or organizational form.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Plano, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MW Fitness Holdings, LLC

By:
Name: James Williams
Title: Chief Executive Officer
Address: 7700 Windrose Avenue, #G300, Plano, TX 75024, United States
Email: legal@mayweather.fit

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2023 issued by MW Fitness Holdings, LLC (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the SAFE (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)	cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)	in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)	receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)	vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the Chief Executive Officer of MW Fitness Holdings, LLC (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)	in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)	appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)	take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                   Republic Investment Services LLC

By: By:
Name: Name: Antonio Namwong, President
Date: Date:

ISSUER:

MW Fitness Holdings, LLC

By:
Name: James Williams, CEO
Date:

EXHIBIT C

Video Transcript

Exhibit C- Republic Video Transcripts

Franchisee Testimonial

I'm Keri Hamilton -Ganaway and I'm a multi -unit franchise owner in Melbourne, Florida. I've always been in the fitness industry, from coaching to training to teaching classes to instructing and training other instructors.

Mayweather Boxing and Fitness brings together a community of people. Floyd Mayweather is, you know, a single fighter, but his belief system and the family that he has backing him, his team, his community, he's really tight. And I like how that is reflected in the workouts, in the facility, in the community that we have there. And it attracts a lot of different people.

We have a lot of men and women, which is really awesome because we can affect more lives. There's such a community vibe, even with the corporate team, and then the support system was amazing.

So that's really hands -on and it's continued straight through to where we are now with open business and having people there, you can call them all the time. And having the CEO be very accessible is also very unique, right? This is going to take off because of the corporate team, because of Floyd knowing that this is his passion. I feel like the growth is going to take off and people are going to know Mayweather, not just for boxing, but Mayweather Boxing Fitness.

Floyd reading member testimonials:

Ok let me check this out

They're very family oriented. They really, they didn't just show me a gym. They showed me they were a family and more.

I just love it here. I love the atmosphere. I love the camaraderie between other members.

Well I'm very excited to tell you that I lost 7 lbs! Whoa!

Since I've been coming here I've lost over 30 lbs. I'm 56 years old, never felt this good in my life.

Everyone's telling me I look good, feel good.

I've always been very routine with my workouts, but like two years I actually lost my spouse to cancer so having that routing to count on really kind of just gave me something to stick to. You don't realize how much it's important to your well being until you step away from it.

I love hitting that bag hard, getting all that frustration out.

I've lost about 26 lbs and I feel so much better, and I definitely recommend everybody to join.

Oh yeah that's kinda cool. I like it

They love it.

I like it too. It's kinda cool. I love it.

It's good right?

Yeah. I like it.

It's real good.

Changed their lives.

Main Campaign Video

Over the last few years, I've been working with my amazing team to build Mayweather Fitness into a huge success. Now you can be a part of that journey by becoming an investor and building your own business legacy together with me.

Mayweather Fitness Holdings is our IP holding and licensing company that we're building lots of different businesses under in health wellness and fitness. All under the Mayweather brand. We

started with our gym franchise, Mayweather Boxing and Fitness, which has grown exponentially over the last few years to $35 million in total revenue, which really just showcases the power of Floyd's brand and the huge potential of the business. Because that $35 million is just in our first business year. So the potential as we continue to grow that and start to launch our new businesses is just unlimited.

You know, working with these guys, my two business partners, and this fitness franchise is amazing. I truly believe this will be a multi-billion dollar company someday.

And so we had this huge growth in the franchise gym business, and it was kind of like, Floyd's brand really hits in the fitness world. People want to learn from the best to ever do it.
But when it's all said and done, I'm no better than nobody else. And it's always, with me, it's always about generational wealth, always.

We now have a hundred gym locations, which has put us in this incredible position, not only to continue to build that into a huge global platform, but to have this totally unique foundation to launch all of our other businesses. And that's what investment in Mayweather Fitness Holdings is. It's being a partner in all of the projects we launch under the Mayweather brand in fitness. So what does that mean exactly, and what's in the pipeline? Well, we have nutritional supplements, so think protein powders, multivitamins, pre-workouts, energy bars, all branded Mayweather that we plan to sell into retail stores around the world, online, and of course, in our gyms. We have a Mayweather VR game, virtual reality, where people at home can fight against Floyd in a mixed reality setting. We have Mayweather branded boxing gloves that will sell into retail stores. And a whole host of other new fitness product lines under the Mayweather brand, all of which will flow up into Mayweather Fitness Holdings.

I believe everybody should have a chance, just like I had a chance. We got a new, exciting company, Mayweather Fitness, and I want you guys to be a part of it.

We've already raised $10 million from accredited investors, and Floyd could obviously fund this business entirely himself, but he loved the idea of giving people access to join him for the journey, to be part of the legacy of the story, the success, and ultimately to be part of history with us. We already have amazing communities around our gyms. And now we're building this incredible community around our investors as well.

My ultimate goal is to help the individuals around me, help this world become a better place, and continue to help the people in America and all around the world become a more positive world. When we get it, we still wanna give back for a great cause.

So really what we're doing is to build an army of Mayweather Fitness investors who can see the rapid growth of the business that we've already proven we can do and who want to join the rocket ship for the next stage of our growth. And who then become part of that growth and share in all of our collective successes.

I believe everybody should have access to invest in exciting companies. It's time to build your legacy. Come and join the Mayweather Boxing Fitness family.